November 15, 2021

VIA EDGAR

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: CorEnergy Infrastructure Trust, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-260733

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on November 17, 2021 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

Very truly yours,

CORENERGY INFRASTRUCTURE TRUST, INC.

By: /s/ /David J. Schulte
Name: David J. Schulte
Title: Chief Executive Officer